Simpson Thacher & Bartlett LLP

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Direct Dial Number (202) 636-5806	E-mail Address ryan.brizek@stblaw.com

March 16, 2021

VIA EDGAR

Elena Stojic

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Western Asset Diversified Income Fund

Registration Statement on Form N-2, File Nos. 811-23598, 333-240200

Dear Ms. Stojic:

On behalf of Western Asset Diversified Income Fund (the “Fund”), we transmit for filing the Fund’s responses to comments received by telephone from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on December 11, 2020 and December 16, 2020 relating to the above-referenced registration statement on Form N-2 originally filed with the Commission on November 17, 2020, pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”) (the “Registration Statement”), through the Commission’s electronic data gathering, analysis and retrieval (“EDGAR”) system.

For convenience of reference, the comments of the Staff have been reproduced herein. We have discussed the Staff’s comments with representatives of the Fund. The Fund’s responses to the Staff’s comments are set out immediately under the reproduced comment. Please note that all page numbers in the Fund’s responses are references to the page numbers of the Registration Statement. All capitalized terms used but not defined in this letter have the meanings given to them in the Registration Statement.

General

1.

We note that portions of the Registration Statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

The Fund acknowledges that the Staff may have additional comments.

Securities and Exchange Commission	March 16, 2021

2.

Please confirm in your response letter that FINRA has reviewed the proposed underwriting terms and arrangements for the transactions described in the Registration Statement, including the amount of compensation to be allowed or paid to the underwriters and any other arrangements among the Fund, the underwriters, and other broker dealers participating in the distribution, and that FINRA has issued a statement expressing no objections to the compensation and other arrangements.

FINRA has not yet reviewed the proposed underwriting terms and arrangements for the transactions described in the Registration Statement, and, thus, the Fund has not yet received a no-objection letter from FINRA. Prior to the effective date of the Registration Statement, the Fund or its agent will obtain confirmation of no-objections from FINRA with respect to the proposed underwriting terms and arrangements for the transactions described in the Registration Statement.

Prospectus Summary, p. 1-17

Investment Manager and Sub-Advisers, p. 8

3.

The disclosure on page 9 provides that, “LMPFA will pay all of the Fund’s offering expenses in connection with this offering.” Please also disclose whether LMPFA will pay all of the Fund’s organizational expenses.

In response to the Staff’s comment, the Fund has incorporated the requested disclosure.

Special Risk Considerations, p. 10

Anti-Takeover Provisions Risk

4.	In the “Anti-Take Over Provisions Risk” disclosure, please include an affirmative statement as to whether the Fund has opted in to the Maryland Control Shares Authorization Act.

In response to the Staff’s comment, the Fund has incorporated the requested disclosure.

Prospectus

Summary of Fund Expenses, p. 18

5.	Please provide a completed fee table with correspondence.

The Fund has provided a completed fee table in the Registration Statement.

6.	To the extent the Fund is offering preferred shares within a year from the effective date of the Registration Statement, please add a line item to the fee table for dividends on preferred shares.

The Fund confirms that it does not intend to issue preferred shares within the one-year period from the effective date of the Registration Statement.

Certain Provisions in the Declaration of Trust and Bylaws, p. 59

7.

In sub-bullet (c) of the third paragraph, please revise to briefly describe the referenced sections of the Fund’s Declaration of Trust or provide the corresponding section titles if the titles are sufficiently descriptive.

In response to the Staff’s comment, the Fund has made the requested revision.

Securities and Exchange Commission	March 16, 2021

Please do not hesitate to call me at (202) 636-5806 with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Ryan P. Brizek
Ryan P. Brizek

cc:	George Hoyt, Franklin Templeton

David W. Blass, Simpson Thacher & Bartlett LLP

Debbie Sutter, Simpson Thacher & Bartlett LLP

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